Exhibit 99.1

July 22, 2015

Cnova — 2nd Quarter 2015 Financial Results

•             Strong growth of GMV and net sales:

•	GMV	+25.8% (€1,154 million)
•	Net sales	+17.5% (€837 million)

•             Excellent key commercial performance indicators:

•	Traffic	+38.9% (396 million visits)
•	Orders/customer	+ 5.4%
•	Items/customer	+ 4.3%
•	Mobile share of traffic	36.9% of total traffic vs 29.7% in 2Q14

•             Significant sequential improvement in France & Brazil in 2nd quarter 2015 in view of important investments in 1Q15 to fuel future growth:

•	Gross margin	+56 basis points
•	EBITDA margin	+93 basis points
•	EBIT margin	+78 basis points

•             Start-up operations in new countries had an impact on operating margin but contributed to growth according to plan

•            Last twelve month free cash flow of  €28 million and €42 million excluding FX impact

•             H2 Outlook: increase in 2nd half 2015 net sales of 17.5% (+/- 1.5%) on a currency neutral basis, in line with 2Q net sales growth

AMSTERDAM, July 22, 2015 22:01 — Cnova N.V. (Nasdaq & Euronext in Paris: CNV) (“Cnova” or the “Company”) today announced its financial results for the second quarter ended June 30, 2015.

Key Figures				Change Y-o-Y	Change France and Brazil*
(Unaudited, € millions)	2Q15	1Q15	2Q14	Reported	Vs. 1Q15	Vs. 2Q14
Gross Merchandise Value (GMV)(1)	1,154.1	1,248.2	967.8	+19.2%/+25.8%**	-7.5%	18.2%
Net Sales	836.7	915.5	755.9	+10.7%/+17.5%**	-8.7%	9.5%
Gross Profit	107.6	113.2	106.7	+0.8%/+6.9%**	-4.7%	+1.7%
France and Brazil*	108.6	113.9	106.7	+1.7%	-4.7%	+1.7%
% of Net Sales	13.1%	12.6%	14.1%	-100 bps	+56 bps	-100 bps
New countries(2)	(1.0)	(0.7)	—
SG&A	(131.3)	(141.2)	(98.0)	+34.0%	-10.1%	+25.5%
France and Brazil*	(123.0)	-136.7	(98.0)	+25.5%	-10.1%	+25.5%
% of Net Sales	-14.9%	-15.1%	-13.0%	-189 bps	+23 bps	-189 bps
New countries(2)	(8.3)	(4.4)	—
Operating EBITDA(3)	(13.2)	(18.2)	16.3	-180.9%	-66.9%	-126.8%
France and Brazil*	(5.2)	(13.2)	16.3	-126.8%	-66.9%	-126.8%
% of Net Sales	-0.5%	-1.5%	+2.2%	-269 bps	+93 bps	-269 bps
New countries(2)	(8.0)	(5.0)	—
Operating EBIT(4)	(23.7)	(28.0)	8.7	-370.9%	-15.5%	-264.6%
France and Brazil*	(14.4)	(22.9)	8.7	-264.6%	-37.1%	-264.6%
% of Net Sales	-1.7%	-2.5%	1.2%	-290 bps	+78 bps	-290 bps
New countries(2)	(9.3)	(5.1)	—
Net Income/(Loss)	(40.2)	(40.6)	(21.3)	+89.1%	-4.0%	+51.0%
% of Net Sales	-4.8%	-4.4%	-2.8%
Adjusted EPS (in Euros)	(0.06)	(0.06)	(0.01)

Change in Operating Working Capital(5)***	129.3	160.2	73.7	+55.6
Free Cash Flow(6)***	27.8	91.6	65.2	-37.4

Net cash/(Net financial debt)(7) (period end)	36.3	70.8	(112.9)	+149.2

* Includes France, Brazil and Holding          **               Currency neutral basis          ***    Last twelve months

I.                2nd Quarter 2015 Financial Performance

•                  GMV amounted to €1,154 million for the quarter, increasing 25.8% on a currency neutral basis compared to the same period one year ago. After taking into account the exchange rate impact of (6.5)%, GMV grew by 19.2%. At Cdiscount, total GMV was up 24.9%, while at CNOVA Brazil it increased by 26.7% on a currency neutral basis.

•                  Market place GMV as a percentage of total GMV reached 18.9%, up 813 basis points compared to the 2nd quarter of 2014. During the twelve month period ending June 30, 2015, active market place sellers increased by +117.6% to almost 10,000 while the number of market place product offerings expanded from 9.9 million to 20.1 million ( +103.6%).

•                  Net sales totaled €837 million, up 17.5% on a currency neutral basis compare to the 2nd quarter of 2014. The growth rate was 10.7% after totaling into account the negative exchange rate impact of (6.8)%.

•                  Main commercial indicators continued to improve:

•                  Number of items per Unique Customer(8) increased by +4.3% year-over-year

•                  Number of orders per Unique Customer(8) increased by +5.4%, of which +8.4% in France and +2.3% in Brazil

•                  Share of traffic from mobile devices grew to 36.9% in 2Q15, compared to 24.7% in 2Q14.

•                  Strong results from customer loyalty analysis based on October 2012, October 2013 and October 2014 customer data and their following 6 months repurchase behavior:

•                  Increased 6-month repurchase rate: 56.0% for customers from Oct. 2014 up from 47.5% for customers from Oct. 2012

•                  Increased customer repurchase rate: 3.4 additional orders per customer from Oct. 2014 from 2.5 additional orders per customer from Oct. 2012.

•                  France and Brazil9 enjoyed significant sequential improvement in their financial results:

•                  Net sales increased +13.7% in France and +20.5% at Brazil on a constant currency basis

•                  Gross profit from France and Brazil9 was €109 million, with an associated gross margin of 13.1% (vs. 12.6% in 1Q15). The gross margin was up to 13.1% compared to 12.6% the previous quarter. Overall, Cnova pricing has been stable in France since the end of 1Q14 and in Brazil since the end of 3Q14. The current pricing level in both countries is stable and well adapted to the commercial environment of both countries.

•                  SG&A expenses decreased as a percentage of net sales, falling to 14.9% compared to 15.1% in 1Q15. Investments made in the 1st quarter of 2015 to expand warehouse capacity both in Brazil and France are allowing the Group to keep pace with its expanded product selection and to further improve customer delivery services (see “Operational highlights and initiatives” below)

•                  In terms of fulfillment costs, these increased to 8.3% of sales in 2Q 15 vs 7.8% in 1Q15 and 6.6% in 2Q14 due to the:

•                  impact of fast growing marketplace;

•                  changed product mix coming from strong growth of large home appliances and home furnishing items sales;

•                  doubling of Click-&-Collect pick-up points in Brazil: 516 at the end of June 2015 up from 210 at the end of March 2015.

•                  Tech and Content costs represented 2.7% of sales in 2Q15, down from 2.9% in 1Q15 and stable compared to 2Q14. G&A costs amounted to 1.8% of sales in 2Q15, down from 2.2% in 1Q15 and up from 1.6% in 2Q14.

•                  At Cdiscount, 2Q15 SG&A costs were impacted by the opening of the last 5 new specialty web sites in 2015, Comptoirdesparfums.com (luxury beauty products)  and Cornerliterie.com (bedding) opened earlier in July in addition to MonCornerKids.com and MonCornerJardin.com (garden) opened last April and Cornerhomme.com opened last May.

•                  The operating EBITDA margin increased by 93 basis points sequentially

•                  The operating EBIT margin improved 78 basis points compared to the previous quarter.

•                  International expansion has led to an increase in the GMV and net sales thanks to start-up operations in in Africa, LatAm and South East Asia.  The associated margin investment is weighing on net results as expected and according to plan.

At Cnova level:

•                  Gross profit of €107.6 million was up 6.9% on a currency neutral basis (reported basis: +0.8%) compared to 2Q14.

Gross margin at the Group level was 12.9%, up from 12.4% in 1Q15.

•                  SG&A expenses (or opex: fulfillment, marketing, IT/content and G&A), totaled €131.3 million.

•                  Operating EBITDA amounted to €(13.2) million.

•                  Operating profit from ordinary activities (Operating EBIT) amounted to €(23.7) million, a sequential improvement compared to the previous quarter at €(28.0) million. The 2nd quarter 2015 reported operating EBIT margin was (2.8)%, up from (3.1)% in 1Q15.

Including other expenses, total operating profit improved to €(33.4) million compared to €(42.2) million at the end of March 2015.

•                  Net financial expense declined from €17.3 million in 2Q14 to €14.8 million in 2Q15. This represented a reduction from 2.3% of net sales in 2Q14 to 1.8% of net sales in 2Q15. The company has been able to offset the impact of the approximate 20% increase in the Brazilian interest rate (SELIC) in the period through:

•                  the lower average number of installments in Cnova Brazil sales (from 8.7 average installments in 2Q14 to 7.5 average installments in 2Q15);

•                  and a stronger balance sheet in the period, with positive net cash at Cnova level.

•                  Net income amounted to €(40.2) million of which €(36.2) million was attributable to equity holders of Cnova.

On a last twelve month basis:

•                  The operating working capital change improved by €55.6 million.

•                  Capex increased by €29.4 million primarily due to IT investments in search engine improvements and enhanced mobile platforms. In 1H15, capex represented 2.6% of net sales, compared to 2.1% in 1H14.

•                  Free cash flow (FCF) amounted to €27.8 million and €42 million excluding FX impact.

Operational highlights and initiatives

•                  International expansion: CNOVA experienced strong growth in South-East Asia (Thailand and Vietnam), Latin America (mainly Colombia) and Africa thanks to its operational focus based on price leadership fuelled by purchasing synergies and the development of:

a large network of pick-up points:

•      Colombia — 266 at the end of June 15, 30% of 2Q total sales;

•      Thailand — 457 at the end of June 15;

•      roll-out in Vietnam

mobile platforms:

•      Colombia 41% of 2Q traffic;

•      Thailand 42%;

•      Vietnam 27%

•                  marketplace share of GMV: up to 9.8% in Colombia and 2% in Thailand 2Q, roll-out elsewhere.

Cnova’s operations in Africa continue to expand, with strong growth in the Ivory Coast which has extended its delivery catchment area to Burkina Faso and Mali.

•                  Customer service: thanks to warehouse expansion investments made during the first six months of 2015, the following heavy product (weighing more than 30 kg) delivery enhancements are scheduled to be rolled-out during the fall of 2015:

•                  Same-day home delivery in metropolitan Paris and Lyon.

•                  Click-&-Collect:

•                  Next-day delivery to all pick-up points in metropolitan areas of Paris, Lyon, Lille and Marseille.

•                  Accelerated roll-out in Brazil with the launch in 3Q15 of over 400 pick-up points.

Subscribers to Cdiscount à volonté, Cnova’s customer loyalty program, increased at the end of June 2015 by 43% compared to the end of March 2015.

•                  Continuous cost efficiency: Cnova is targeting new measures to further optimize its operating expenses on a full year basis through:

•                  Continuous improvement of logistics productivity in France and Brazil;

•                  Renegotiation of contracts;

•                  Optimization in IT costs in France and Brazil;

•                  Moderation of personel costs;

•                  Reduction in external service provider costs.

Outlook

The basic fundamentals of the Group’s underlying business activity remain strong: 2nd half 2015 GMV is targeted to continue to grow at a similar rate as during the 1st half of 2015.

Cnova is targeting for the 2nd half of 2015 an increase of net sales of 17.5%, plus or minus 1.5%, on a currency neutral basis, in line with 2Q net sales performance.

Endnotes:

(1) Gross Merchandise Volume (GMV) = product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes. GMV is calculated using data for orders that have been approved and sent.

(2) New countries: Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon, Burkina Faso.

(3) Operating EBITDA is calculated as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share based payment.

(4) Operating profit (loss) before restructuring, litigation, initial public offering expenses, gain / (loss) from disposal of non-current assets and impairment of assets.

(5) Change in operating working capital is calculated as the sum of change in inventory, operating payables and operating receivables and other (see Cash Flow Statement).
(6) Net cash from (used in) operating activities less capex (see Cash Flow Statement).

(7) Calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less financial debt - See Non-GAAP Reconciliations section of this press release for additional information

(8) Unique Customer — customer who has purchased a least once over the considered period but counted as a single customer irrespective of the number of orders placed by that customer over the considered period.

9) France and Brazil includes Holding expenses

***

More details are available in Cnova’s semi-annual report and financial statements for the six-month period ended June 30, 2015 which can be downloaded from www.cnova.com/investor-relations

***

Cnova Investor Relations Contact:

G. Christopher Welton

christopher.welton@cnovagroup.com

investor@cnova.com

Tel: +31 20 795 06 71

Media contact:

Cnova N.V.

Head of Communication: +33 6 80 39 50 71

directiondelacommunication@cnovagroup.com

***

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ecuador, Panama, Thailand, Vietnam, Ivory Coast, Senegal, Cameroon, Burkina Faso and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than
21 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Upcoming Events

Thursday, July 23, 2015	Cnova Second Quarter 2015 Conference Call and Webcast at 10:00 ET / 16:00 CET

Conference Call and Webcast connection details:

Webcast: cnova.com/investor-relations/events-and-presentations.aspx

Participant Dial-In Numbers:
Toll-Free
	Brazil	0 800 891 6221
	France	0 800 912 848
	UK	0 800 756 3429
	USA	1-877-407-0784

	Toll	1-201-689-8560

Replay Dial-In Numbers:
	Toll-Free	1-877-870-5176
	Toll	1-858-384-5517

	Available From:	July 23, 2015 at 13:00 ET / 19:00 CET
	To:	July 30, 2015 at 23:59 ET
July 31, 2015 at 05:59 CET
Replay Pin Number: 13612210

Presentation materials to accompany the call will be available at cnova.com on July 23, 2015.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.

Appendices

A.            2nd Quarter 2015 Consolidated Financial Statements (unaudited)

	Second Quarter		Change		Half Year		Change
Consolidated Income Statement (Unaudited, € millions)	2015	2014	Reported	Currency neutral(1)	2015	2014	Reported
Net sales	836.7	755.9	+10.7%	+17.5%	1,752.2	1,533.3	+14.3%
Cost of sales	(729.1)	(649.2)	+12.3%		(1,531.4)	(1,330.3)	15.1%
Gross profit	107.6	106.7	+0.8%	+6.9%	220.8	202.9	+8.8%
% of net sales	12.9%	14.1%			12.6%	13.2%	-64	bps
SG&A	(131.3)	(98.0)	+34.0%	+41.3%	(272.5)	(201.6)	+35.2%
% of net sales	-15.7%	-13.0%			-13.1%	-15.6%	-240	bps
Fulfillment	(70.4)	(50.2)	+40.1%		(143.6)	(103.9)
Marketing	(19.9)	(14.9)	+34.1%		(40.7)	(31.8)
Technology and content	(23.1)	(20.5)	+12.9%		(49.7)	(39.0)
General and administrative	(17.8)	(12.4)	+44.3%		(38.5)	(26.9)
Operating profit/(loss) from ordinary activities (Operating EBIT)	(23.7)	8.7			(51.7)	1.3
% of net sales	-2.8%	1.2%			-3.0%	0.1%	-304	bps
Other expenses	(9.8)	(14.1)	-30.8%		(23.9)	(14.1)	+69.4%
Total operating profit/(loss)	(33.4)	(5.4)			(75.6)	(12.8)
Other financial income and expense	(14.8)	(17.3)	-14.2%		(20.2)	(32.3)	-37.5%
Profit/(loss) before tax	(48.3)	(22.6)	+113.4%	+125.1%	(95.8)	(45.1)	+112.5%
Income tax gain/(expense)	8.0	2.8			15.0	6.6
Share of losses of associates	0.0	(1.4)			0.0	(1.4)
Net income/(loss)	(40.2)	(21.3)	+89.1%	+96.3%	(80.8)	(39.9)	+102.3%
% of net sales	-4.8%	-2.8%			-4.6%	-2.6%
Attributable to Cnova equity holders	(36.2)	(21.1)	+71.1%	+80.9%	(73.8)	(39.5)	+86.9%
Attributable to non-controlling interests	(4.0)	(0.1)			(7.1)	(0.5)
Adjusted EPS (€)	(0.06)	(0.01)			(0.12)	(0.06)

(1) Euro/Brazilian real average exchange rate for the 2nd quarter: 2014 = 3.06; 2015 = 3.40.

Consolidated Balance Sheet (€ millions)	June 30, 2015	December 31, 2014	Change
ASSETS

Cash and cash equivalents	412.3	573.3	-28.1%
Trade receivables, net	140.0	139.3	+0.5%
Inventories, net	466.7	417.2	+11.9%
Current income tax assets	1.4	1.5	-5.8%
Other current assets, net	141.0	202.6	-39.3%
Total current assets	1161.4	1,333.9	93.7

Other non-current assets, net	81.7	93.7	44.0
Deferred tax assets	61.0	46.5	147.1
Property and equipment, net	0.0	44.0	496.3
Intangible assets, net	155.0	147.1	+5.4%
Goodwill	465.4	496.3	-6.2%
Total non-current assets	808.3	827.6	-0.1%

TOTAL ASSETS	1,969.7	2,161.5	-8.9%

EQUITY AND LIABILITIES

Current provisions	0.7	4.7	-84.4%
Trade payables	1,012.3	1,296.0	-21.9%
Current financial debt	366.2	102.6	+257.1%
Current taxes liabilities	37.6	37.9	-0.9%
Other current liabilities	70.1	118.0	-40.6%
Total current liabilities	1,486.9	1,559.2	-4.6%

Non-current provisions	10.3	4.6	+124.5%
Non-current financial debt	9.9	2.0	+382.4%
Other non-current liabilities	2.4	4.0	-39.7%
Deferred tax liabilities	1.6	7.3	-78.7%
Total non-current liabilities	24.2	18.0	+34.6%

Share capital	22.1	22.1	—
Reserves, retained earnings and additional paid-in capital	436.9	555.9	-21.4%
Equity attributable to equity holders of Cnova	458.9	578.0	-20.6%
Non-controlling interests	(0.4)	6.3	-105.6%
Total equity	458.6	584.3	-21.5%

TOTAL EQUITY AND LIABILITIES	1,969.7	2,161.5	-8.9%

Consolidated Cash Flow Statement	At June 30
(€ millions)	2015	2014	Change
Net loss attributable to equity holders of the Parent	(73.8)	(39.5)	-34.3
Net loss attributable to non-controlling interests	(7.1)	(0.5)	-6.6
Net loss for the period	(80.8)	(39.9)	-40.9
Depreciation and amortization expense	19.9	13.5	+6.4
Expenses on share-based payment plans	0.5	—	+0.4
(Gains) losses on disposal of non-current assets and impairment of assets	7.0	—	+7.0
Share of losses of associates	—	1.4	-1.4
Other non-cash items	0.9	5.7	-4.8
Financial expense, net	20.2	32.3	-12.1
Current and deferred tax profit	(15.0)	(6.6)	-8.4
Income tax paid	(2.0)	(0.2)	-1.8
Change in operating working capital	(337.0)	(225.5)	-111.5
Inventories of products	(65.4)	23.6	-89.0
Operating payables	(242.6)	(254.1)	+11.5
Operating receivables	20.8	10.8	+10.0
Other	(49.8)	(5.8)	-43.9
Net cash from operating activities	(386.5)	(219.3)	-167.2
Purchase of property and equipment and intangible assets	(44.9)	(31.5)	-13.4
Purchase of non-current financial assets	(0.4)	(1.2)	+0.8
Proceeds from disposal of property and equipment, intangible assets and non-current financial assets	2.4	0.1	+2.4
Changes in loans granted (including to related parties )	65.2	71.3	-6.1
Net cash used in investing activities	22.3	38.6	-16.3
Proceeds from IPO, net of costs	(13.2)	(6.2)	-7.1
Additions to financial debt	272.8	43.0	+229.8
Repayments of financial debt	(1.3)	(0.7)	-0.7
Interest paid, net	(25.7)	(28.7)	+3.0
Net cash from/(used in) financing activities	232.5	7.4	+225.2

Effect of changes in foreign currency translation adjustments	(29.2)	7.0	-36.2
Change in cash and cash equivalents	(160.9)	(166.3)	+5.4
Cash and cash equivalents at beginning of period	573.3	263.6	+309.8
Bank overdrafts at beginning of period	(0.2)	(30.9)	+30.7
Cash and cash equivalents, net, at beginning of period	573.2	232.7	+340.5

Cash and cash equivalents, net, at end of period	412.3	66.4	+345.9

B.            Definitions

Adjusted Net Profit — calculated as net profit (loss) attributable to equity holders of Cnova before Other Expenses and the related tax impacts. See “Non-GAAP Reconciliations” section for additional information.

Adjusted EPS or Adjusted Net Profit Per Share — calculated as Adjusted Net Profit divided by the weighted average number of ordinary shares outstanding during the applicable period. See “Non-GAAP Reconciliations” section for additional information.

Free Cash Flow — Net cash from (used in) operating activities less purchase of property and equipment and intangible assets. See “Non-GAAP Reconciliations” section for additional information.

Gross Margin — Gross Profit as a percentage of net sales. See “Non-GAAP Reconciliations” section for additional information.

Gross Merchandise Volume or “GMV” - comprised of our product sales plus other revenues plus marketplace business volumes (calculated based on approved and sent orders) plus taxes.

Gross Profit — net sales less cost of sales.  See “Non-GAAP Reconciliations” section for additional information.

Marketplace Share — share of marketplace business volume as a % of GMV.

Net Cash / (Net Financial Debt) — calculated as the sum of (i) cash and cash equivalents and (ii) the current account provided by Cnova or its subsidiaries to Casino pursuant to cash pool arrangements, less financial debt. See “Non-GAAP Reconciliations” section for additional information.

Non-recurring operating expenses — calculated as the sum of restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets.

Operating EBITDA — calculated as Operating Profit (Loss) from Ordinary Activities (Operating EBIT) before depreciation and amortization expense and share based payment expenses.  See “Non-GAAP Reconciliations” section for additional information

Operating Profit/(Loss) from Ordinary Activities (Operating EBIT) —calculated as operating profit (loss) before other expenses (restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets).

Operating Working Capital — calculated as trade payables less net trade receivables less net inventories and other as presented in our balance sheet.

Change in Operating Working Capital — calculated as operating payables less operating receivables less net inventories and others as presented on our Cash Flow Statements.

Unique Customer — customers who have purchased a least once over the considered period but counted as a single customer irrespective of the number of orders placed by that customer over the considered period.

C.            NON-GAAP RECONCILIATIONS

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova

Adjusted EPS

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is calculated as net profit/(loss) attributable to equity holders of Cnova before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts.  Adjusted EPS is calculated as Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.  We have provided a reconciliation below of Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable GAAP financial measure.

Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova is a financial measure used by Cnova’s management and board of directors to evaluate the overall financial performance of the business.  In particular, the exclusion of certain expenses in calculating Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova facilitates the comparison of income on a period-to-period basis.

The following table reflects the reconciliation of net profit/(loss) attributable to equity holders of Cnova to Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and presents the computation of Adjusted EPS for each of the periods indicated.

€ thousands	Q2 2015	Q2 2014	S1 2015
Net loss for the year attributable to equity holders of Cnova	(36,163)	(21,134)	(73,773)
Excluding: restructuring expenses	7,363	8,860	11,677
Excluding: litigation expenses	806	410	1,396
Excluding: initial public offering expenses	277	4,800	3,812
Excluding gain / (loss) from disposal of non-current assets	256	23	533
Excluding: impairment of assets charges	1,052	—	6,477
Excluding: income tax effect on above adjustments	(992)	1,208	(2,101)
Excluding: recognition of previously unrecognized tax losses	—	—	—
Excluding: minority interest effect on above adjustments	(374)	63	(937)
Adjusted net income for the year attributable to equity holders of Cnova	(27,776)	(5,770)	(52,917)
Weighted average number of ordinary shares	442,617,845	411,455,569	442,617,845
Adjusted EPS (€)	(0.06)	(0.01)	(0.12)

Free Cash Flow generation

Free Cash Flow is calculated as net cash provided (used) by operating activities flow statement less capital expenditures (purchases of property and equipment and intangible assets) as presented in our cash flow statement.

€ thousands	June 30, 2015 (LTM)	June 30, 2014 (LTM)	Change

Net cash flow from operating activities	117.8	125.9	(8.1)

Less financial expenses paid in relation to factoring activities	(90.0)	(60.6)	(29.4)
Free cash flow	27.8	65.2	(37.4)

Gross Profit and Gross Margin

Gross Profit is calculated as net sales less cost of sales. Gross Margin is gross profit as a percentage of net sales. Gross Profit and Gross Margin are included in this press release because they are performance measures used by our management and board of directors to determine the commercial performance of our business.

The following tables present a computation of Gross Profit and Gross Margin for each of the periods indicated:

€ thousands	Q2 2015	Q2 2014	S1 2015
Net sales	836,688	755,865	1,752,158
Less: Cost of sales	(729,085)	(649,166)	(1,531,392)
Gross Profit	107,603	106,699	220,766
as % of net sales (Gross Margin)	12.9%	14.1%	12.6%

Net Cash / (Net Financial Debt)

Net Cash/(Net Financial Debt) is calculated as the sum of (i) cash and cash equivalents and (ii) cash pool balances held in arrangements with Casino Group and presented in other current assets, less current and non-current financial debt. Net Cash/(Net Financial Debt) is a measure that provides useful information to management and investors to evaluate our cash and cash equivalents and debt levels and our current account position, taking into consideration the cash pool arrangements in place among certain members of the Casino Group, and therefore assists investors and others in understanding our cash position and liquidity.

The following table presents a computation of Net Cash/(Net Financial Debt) for each of the periods indicated:

€ thousands	June 30, 2015	June 30, 2014
Cash and cash equivalents	412,331	66,361
Plus cash pool balances with Casino presented in other current assets
Less current financial debt	(366,201)	(73,402)
Less non-current financial debt	(9,865)	(105,901)
Net cash / (Net financial debt)	36,265	(112,942)

Operating EBITDA

Operating EBITDA is calculated as operating profit (loss) from ordinary activities (operating EBIT) before depreciation and amortization expense and share based payment expenses. We have provided a reconciliation below of this measure to operating profit (loss) from ordinary activities (operating EBIT) — see definition above - the most directly comparable GAAP financial measure.

We have included Operating EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Operating EBITDA facilitates operating performance comparisons on a period-to-period basis.

The following table reflects the reconciliation of operating profit (loss) from ordinary activities (recurring EBIT) to Operating EBITDA for each of the periods indicated:

€ thousands	Q2 2015	Q2 2014	S1 2015
Operating profit before restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets	(23,681)	8,743	(51,701)
Excluding: Share based payment expenses	255	(78)	451
Excluding: Depreciation and amortization	10,224	7,649	19,886
Operating EBITDA	(13,202)	16,314	(31,364)

Operating Working Capital

Operating Working Capital is calculated as trade payables less net trade receivables less net inventories as presented in our balance sheet as presented on our Cash Flow Statement.

Operating Working Capital is a financial measure used by Cnova’s management and board of directors to evaluate the cash generation of the business. In particular, the comparison of the Operating Working Capital on a period-to-period basis takes into account our business seasonality.

€ thousands	Jun 30, 2015	Jun 30, 2014
Inventories	466,664	351,000
Trade Payables	(1,012,337)	(731,119)
Trade receivables	139,981	123,965
Working cap. (excluding non goods)	(405,692)	(256,154)

Change in Operating Working Capital

Change in Operating Working Capital is calculated as operating payables less operating receivables less net inventories and others as presented on our Cash Flow Statement.

€ thousands	June 30, 2015 (LTM)	June 30, 2014 (LTM)	Change
Operating working Capital variation
Inventories	(134,238)	(46,841)	(87,397)
Trade Payables	383,502	114,692	268,810
Trade receivables	(37,376)	12,262	(49,638)
Other	(82,593)	(6,461)	(76,132)
Change in Operating working capital	129,294	73,652	55,642

D.            CASH FLOW STATEMENT — LAST TWELVE MONTHS

Consolidated Cash Flow Statement	Last Twelve Months at
(Unaudited, € millions)	June 30, 2015	June 30, 2014	Change
Operating profit/(loss) from ordinary activities (Operating EBIT)	(19.7)	34.5	(54.3)
Share based payment expenses	0.5	0.2	+0.2
Depreciation & amortization	38.1	28.4	+9.6
Operating EBITDA	18.8	63.2	(44.4)
Income tax paid	(6.7)	(2.0)	(4.6)
Change in operating working capital	129.3	73.7	+55.6
Inventory	(134.2)	(46.8)	(87.4)
Trade payables	383.5	114.7	+268.8
Trade receivables	(37.4)	12.3	(49.6)
Other	(82.6)	(6.5)	(76.1)
Other cash items(1)	(23.6)	(8.9)	(14.7)
Net cash from (used in) operating activities	117.8	125.9	(8.1)
Purchase of PP&E and intangible assets	(90.0)	(60.6)	(29.4)
Free cash flow	27.8	65.2	(37.4)
Changes in loans granted (including to related parties )	(6.0)	5.7	(11.7)
Other cash from investing activities	4.5	(5.2)	+9.7
Net cash used in investing activities	(103.8)	(58.1)	(45.6)
Proceeds from IPO, net of costs	130.0	(6.2)	+136.2
Net changes to financial debt	302.3	(5.6)	+307.9
Net interest paid	(60.2)	(59.4)	(-0.8)
Net cash from financing activities	373.6	(71.1)	+444.8
Foreign currency translation adjustment	(41.7)	(12.1)	(29.7)
Change in cash & cash equivalents	345.9	(15.5)	+361.4
Bank overdrafts	0.1	(0.0)	+0.1

Cash and cash equivalents at beginning of period	66.4	81.8	(15.5)
Cash and cash equivalents at end of period	412.3	66.4	+346.0

(1) Primarily restructuring, litigation, initial public offering expenses.